Exhibit 14.1

Amendment No. 1 to EXCO Resources, Inc.

Code of Business Conduct and Ethics for Directors, Officers and Employees

Article XII of the EXCO Resources, Inc. Code of Business Conduct and Ethics for Directors, Officers and Employees is hereby amended and restated in its entirety to read as follows:

XII.         Amendment, Modification and Waiver

Under appropriate circumstances, the Company may waive application of the Code to certain otherwise prohibited conduct.  A waiver must be requested in advance and in writing, and the request must describe the contemplated conduct for which the waiver is sought and why a waiver would be appropriate under the circumstances.

Any waiver of this Code for directors or executive officers must be presented to the Board of Directors.  The waiver may be granted only by a vote of the Board of Directors following a determination that a waiver is appropriate under the circumstances.  Waivers will be promptly disclosed to Company shareholders as required by law or stock exchange regulation.  The waiver must be accompanied by appropriate controls designed to protect the Company.

Any waiver of this Code for non-executive employees must be presented in writing to the Chief Executive Officer and the Audit Committee.  The waiver may be granted only following a determination by the Chief Executive Officer and the vote of the Audit Committee that the waiver is appropriate under the circumstances.  The waiver must be accompanied by appropriate controls designed to protect the Company.

Any amendment or modification of this Code must be approved by the Company’s Board of Directors.

The Company will post in its web site for a period of at least 12 months a description of any changes to, amendments, modifications or waivers of this Code applicable to directors or executive officers.  Implicit waivers due to inaction by Company management with respect to reported or known Code violations shall be similarly disclosed.

As adopted by the Board of Directors on November 8, 2006